                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                          Hollinger International Inc.

                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   435569 10 8
                                 (CUSIP Number)

                             Charles G. Cowan, Q.C.
                          Vice-President and Secretary
                                 Hollinger Inc.
                                10 Toronto Street
                                Toronto, Ontario
                                 Canada M5C 2B7
                                 (416) 363-8721

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 Schedule 13D/A


1. NAME OF REPORTING PERSON                                       HOLLINGER INC.
                                                                  --------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /  /
                                                                       (b) /  /
3. SEC USE ONLY

4. SOURCE OF FUNDS                                                           00
                                                                     ----------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  CANADA
                                                                     ----------
                    7.  SOLE VOTING POWER                            10,129,878
                                                                     ----------
 NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
  PERSON WITH
                    8.  SHARED VOTING POWER                          19,059,829
                                                                     ----------
                    9.  SOLE DISPOSITIVE POWER                       10,129,878
                                                                     ----------
                   10.  SHARED DISPOSITIVE POWER                     19,059,829
                                                                     ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON                                                     29,189,707
                                                                     ----------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                   / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    30.18%
                                                                     ----------
14. TYPE OF REPORTING PERSON                                                 HC
                                                                     ----------

                                 Schedule 13D/A


                                                               THE RAVELSTON
1. NAME OF REPORTING PERSON                                  CORPORATION LIMITED
                                                             -------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /  /
                                                                       (b) /  /
3. SEC USE ONLY

4. SOURCE OF FUNDS                                                           00
                                                                    -----------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  CANADA
                                                                    -----------
                                  7. SOLE VOTING POWER                        0
                                                                    -----------
 NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
  PERSON WITH
                                  8. SHARED VOTING POWER             29,189,707
                                                                     ----------
                                  9. SOLE DISPOSITIVE POWER                   0
                                                                     ----------
                                 10. SHARED DISPOSITIVE POWER        29,189,707
                                                                     ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON                                                     29,189,707
                                                                     ----------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                            / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    30.18%
                                                                     ----------
14. TYPE OF REPORTING PERSON                                                 HC
                                                                     ----------

                                 Schedule 13D/A


1. NAME OF REPORTING PERSON                               THE LORD BLACK OF
                                                        CROSSHARBOUR P.C. (CAN),
                                                            O.C., K.C.S.G.
                                                        ------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /  /
                                                                       (b) /  /
3. SEC USE ONLY

4. SOURCE OF FUNDS                                                          00
                                                                    ----------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 CANADA
                                                                    ----------
                                  7. SOLE VOTING POWER                 814,000
                                                                    ----------
 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
             WITH
                                  8. SHARED VOTING POWER            29,189,707
                                                                    ----------
                                  9. SOLE DISPOSITIVE POWER            814,000
                                                                    ----------
                                 10. SHARED DISPOSITIVE POWER       29,189,707
                                                                    ----------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY                          30,033,707
EACH REPORTING PERSON                                               ----------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                  / X /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   30.76%
                                                                    ----------
14. TYPE OF REPORTING PERSON                                                IN
                                                                    ----------

                       SECURITIES AND EXCHANGE COMMISSION

                                 SCHEDULE 13D/A
                               (Amendment No. 14)


                  This Schedule 13D, Amendment No. 14 (the "Amendment"), amends and restates in their entirety Items 5, 6 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999, Amendment No. 12 thereto dated March 22, 2001 and Amendment No. 13 thereto dated July 31, 2001 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 5.    Interest in Securities of the Issuer.

       Hollinger Inc. and Ravelston

       (a) Amount Beneficially Owned: Hollinger Inc. beneficially owns 29,189,707 shares of Class A Common Stock, or 30.18% (calculated pursuant to Rule 13d-3), comprised of the following: (i) 8,129,878 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 5,427,953 shares of Class A Common Stock held by 504468 N.B. Inc. ("NBCo"), an indirect wholly owned subsidiary of Hollinger Inc.; (iii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; and (iv) 641,876 shares of Class A Common Stock that may be acquired at any time by the conversion of 93,206 shares of Series E Preferred Stock held by NBCo (taking each share of Series E Preferred Stock at Cdn. $146.625 and assuming an exchange rate of U.S. $1.00 per Cdn. $1.5208, as in effect on July 8, 2002). The number of shares of Class A Common Stock into which the Series E Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. The Ravelston Corporation Limited ("Ravelston") may be deemed to beneficially own 29,189,707 shares of Class A Common Stock, or 30.18% (calculated pursuant to Rule 13d-3), through its relationship with Hollinger Inc. (described in Item 4). Ravelston also holds directly rights to 30,802 shares of Class A Common Stock that may be acquired at any time by the conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock (shares which Ravelston is already deemed to beneficially own).

       (b) Voting Power; Dispositive Power: Each of Hollinger Inc. and Ravelston has the shared power to vote or to direct the vote of and to dispose of or direct the disposition of 29,189,707 shares of Class A Common Stock, or 30.18% (calculated pursuant to Rule 13d-3).

       (c) Transactions Since Filing Obligation Arose:

       Since September 2001, Hollinger Inc. has disposed of shares of Class A Common Stock on various dates in connection with the retraction of the Series II Preference Shares of Hollinger Inc. During September 2001, Hollinger Inc. disposed of an aggregate of 27,600 shares of Class A Common Stock in connection with the retraction of 60,000 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock. During October 2001, Hollinger Inc. disposed of an aggregate of 110,400 shares of Class A Common Stock in connection with the retraction of 240,000 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock. During December 2001, Hollinger Inc. disposed of an aggregate of 60,490 shares of Class A Common Stock in connection with the retraction of 131,500 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock. On April 23, 2002, Hollinger Inc. disposed of an aggregate of 46,000 shares of

Class A Common Stock in connection with the retraction of 100,000 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock. On May 2 and 10, 2002, Hollinger Inc. disposed of an aggregate of 230,000 shares of Class A Common Stock in connection with the retraction of 500,000 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock.

         On September 6, 2001, 3055851 Nova Scotia Company, 3055852 Nova Scotia Company and NBCo., each indirect wholly-owned subsidiaries of Hollinger Inc., disposed of an aggregate of 7,052,464 shares of Class A Common Stock in connection with a repurchase by the Issuer for Cdn.$20.39 per share.

         On September 27, 2001, an aggregate of 40,290 shares of Series E Preferred Stock held by NBCo. was redeemed for cash by the Issuer at the redemption price of Cdn.$146.625 per share

         In addition, on December 7, 2001, Hollinger Inc. entered into a Stock Purchase Agreement, pursuant to which Hollinger Inc. agreed to sell an aggregate of 2,000,000 shares of Class A Common Stock at $10.00 per share. Pursuant to that agreement, Hollinger Inc. sold 1,000,000 shares of Class A Common Stock on December 10, 2001, 200,000 shares of Class A Common Stock on December 11, 2001, and 70,000 shares of Class Common Stock on December 17, 2001, and NBCo sold 730,000 shares of Class A Common Stock on July 8, 2002.

         In addition, on January 23, 2002, Hollinger Inc. entered into a Stock Purchase Agreement, pursuant to which Hollinger Inc. agreed to sell 2,000,000 shares of Class A Common Stock at $11.98 per share. Pursuant to that agreement, Hollinger Inc., directly or indirectly through one or more wholly-owned subsidiaries, sold 2,000,000 shares of Class A Common Stock on January 28, 2002.

         (d) Right to Receive Dividends or Proceeds: NBCo has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo constitute approximately 6.69% of the outstanding shares of Class A Common Stock, excluding shares of Class A Common Stock into which the shares of Class B Common Stock and Series E Preferred Stock held by NBCo are convertible. The shares of Class B Common Stock and Series E Preferred Stock held by NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series E Preferred Stock, respectively.

         (e) Not applicable.

         The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 814,000 shares of Class A Common Stock beneficially owned by Lord Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

         Directors and Executive Officers of Hollinger Inc. and Ravelston (other than Lord Black):

         Except as set forth below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Lord Black) do not beneficially own any shares of Class A Common Stock.

                                         Number of Shares of Class A Common
         Name                            Stock Beneficially Owned (1)(2)(3)
         -----                           ----------------------------------
         Peter Y. Atkinson                                          276,734
         Ralph M. Barford                                            41,130
         Barbara Amiel Black (4)                                    142,408
         J. A. Boultbee                                             270,716
         Daniel W. Colson (5)                                       646,076
         Charles G. Cowan                                            15,725

         Frederick A. Creasey                                        37,419
         Fredrik S. Eaton (6)                                        86,476
         R. Donald Fullerton                                            822
         Allan E. Gotlieb                                             1,480
         Henry H. Ketcham III (7)                                     1,411
         F. David Radler (8)                                      1,149,950
         Maureen J. Sabia                                               246
         Peter G. White                                              15,423

(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of July 8, 2002 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan, 1997 Stock Incentive Plan and 1999 Stock Incentive Plan as follows: Mr. Atkinson 250,000 shares; Ms. Black 141,250 shares; Mr. Boultbee 241,000 shares; Mr. Colson 462,500 shares; Mr. Cowan 7,500 shares; Mr. Creasey 31,250 shares; and Mr. Radler 803,750 shares.

(2) Includes 133,720 shares of Class A Common Stock that may be acquired on conversion of 290,697 Series II Preference Shares of Hollinger Inc. held by Mr. Colson that are exchangeable for shares of Class A Common Stock. Includes 265,751 shares of Class A Common Stock that may be acquired on conversion of 577,720 Series II Preference Shares of Hollinger Inc. held by Mr. Radler that are exchangeable for shares of Class A Common Stock.

(3) Includes shares which may be acquired on conversion of Retractable Common Shares at an exchange of each Retractable Common Share for approximately 0.4113 Class A Common Shares, inclusive of options, as follows: Mr. Atkinson 65,000 Retractable Common Shares convertible into 26,734 shares; Mr. Barford 100,000 Retractable Common Shares convertible into 41,130 shares; Ms. Black 1,600 Retractable Common Shares convertible into 658 shares; Mr. Boultbee 72,250 Retractable Common Shares convertible into 29,716 shares; Mr. Colson 120,000 Retractable Common Shares convertible into 49,356 shares; Mr. Cowan 20,000 Retractable Common Shares convertible into 8,225 shares; Mr. Creasey 15,000 Retractable Common Shares convertible into 6,169 shares; Mr. Eaton 168,920 Retractable Common Shares convertible into 69,476; Mr. Fullerton 2,000 Retractable Common Shares convertible into 822 shares; Mr. Gotlieb 3,600 Retractable Common Shares convertible into 1,480 shares; Mr. Ketcham 1,000 Retractable Common Shares convertible into 411 shares; Mr. Radler 172,500 Retractable Common Shares convertible into 70,949 shares; Ms. Sabia 600 Retractable Common Shares convertible into 246 shares; Mr. White 37,500 Retractable Common Shares convertible into 15,423 shares.

(4) Includes 500 shares of Class A Common Stock which are held directly by Ms. Black. Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 600 shares of Class A Common Stock which are held by Lord Black, 50 shares of Class A Common Stock which are held by Lord Black's son, 13,557,831 shares of Class A Common Stock beneficially held by Hollinger Inc. and NBCo, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, and 641,876 shares of Class A Common Stock into which 93,206 shares of Series E Preferred Stock are convertible, all of which are beneficially held by Hollinger Inc. and NBCo and as to which Lord Black may be deemed to have indirect beneficial ownership. Also excludes 803,750 shares of Class A Common Stock that may be acquired by Lord Black upon the exercise of all outstanding options held by him and presently exercisable or exercisable within 60 days of July 8, 2002. Also excludes 77,118 shares of Class A Common Stock which may be acquired on conversion of 187,500 Retractable Common Shares at an exchange of each Retractable Common Share for approximately 0.4113 shares of Common Stock as of July 8, 2002. Also excludes 30,802 shares of Class A Common Stock that may be acquired upon conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock, and 741,077 shares of Class A Common Stock that may be acquired upon conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held by Lord Black that are exchangeable for shares of Class A Common Stock, as to which Lord Black may be deemed to have beneficial ownership. Ms. Black disclaims beneficial ownership of all such securities.

(5) Includes 500 shares of Class A Common Stock which are held directly by Mr. Colson.

(6) Includes 17,000 shares of Class A Common Stock which are held directly by Mr. Eaton.

(7) Includes 1,000 shares of Class A Common Stock which are held directly by Mr. Ketcham.

(8) Includes 9,500 shares of Class A Common Stock held by F. D. Radler Ltd. and excludes 200 shares of Class A Common Stock by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

         Lord Black

              (a) Amount Beneficially Owned: 30,003,707 shares of Class A Common Stock; 30.76% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 29,189,707 shares of Class A Common Stock beneficially owned by Hollinger Inc. or Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; (iii) 600 shares of Class A Common Stock held directly by Lord Black; (iv) 50 shares of Class A Common Stock held by Lord Black's son; and (v) 803,750 shares of Class A Common Stock that may be acquired by Lord Black upon the exercise of all vested options held by him (in addition, 941,250 options are outstanding but will not be exercisable within 60 days of July 8, 2002). The above total excludes 141,750 beneficially owned by Lord Black's spouse (excluding 658 shares of Class A Common Stock which may be acquired on conversion of 1,600 Retractable Shares which Lord Black is already deemed to beneficially own). Lord Black disclaims beneficial ownership of the Class A Common Stock held by his wife.

              In addition, Lord Black holds the following securities, each of which are convertible into Class A Common Stock of the Issuer currently held by Hollinger Inc. (which Lord Black is already deemed to beneficially own): (i) 77,118 shares of Class A Common Stock which may be acquired on conversion of 187,500 Retractable Common Shares at an exchange of each Retractable Common Share for approximately 0.4113 shares of Common Stock as of July 8, 2002; and (ii) 741,077 shares of Class A Common Stock that may be acquired at any time by the conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held directly by Lord Black that are exchangeable for shares of Class A Common Stock.

              (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4, Lord Black may be deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 814,000 shares of Class A Common Stock and the shared power to vote or to direct the vote and to dispose of or direct the disposition of 29,189,707 shares of Class A Common Stock. Accordingly, Lord Black may be deemed to have the sole or shared power to vote or to direct the vote and to dispose of or direct the disposition of an aggregate of 30,003,707 shares of Class A Common Stock, or 30.76% (calculated pursuant to Rule 13d-3).

              (c) Transactions Since Filing Obligation Arose: Through his relationship with Hollinger Inc., Lord Black may be deemed to have performed the transactions set forth under Item 5(c) - Hollinger Inc. and Ravelston. In addition, Lord Black has had or will have had a total of 282,500 options, and Lord Black's wife has had or will have had a total of 58,750, become exercisable prior to or within 60 days of July 8, 2002 that were not exercisable in July 2001.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

         Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

         Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

         The Issuer's Series E Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the product of (1) (i) Cdn.$146.625 divided by (ii) the Canadian Dollar Equivalent of the Conversion Price per share of the Series E Preferred Stock on the date the dividend is payable and (2) the per share amount of regularly scheduled cash dividends on the Issuer's common stock during the period from but excluding the date on which the previous dividend on the Series E Preferred Stock was payable. The "Conversion Price" is initially U.S. $14.00 per share of Common Stock, and the "Canadian Dollar Equivalent" of the Conversion Price on any particular day is the Conversion Price expressed in Canadian currency based on the noon buying rate in New York City. The Conversion Price is subject to adjustment under certain circumstances. The Series E Preferred Stock is redeemable in whole or in part, at any time and from time to time, at a redemption price of Cdn.$146.625 per share plus accrued and unpaid dividends to the redemption date, at the option of the Issuer or, to the extent permitted by law and subject to the provisions of any loan agreements to which the Issuer is a party at the redemption date, a holder of such shares. The Series E Preferred Stock is nonvoting, except as otherwise provided by law, in the certificate of designations for the Series E Preferred Stock or the Issuer's Restated Certificate of Incorporation, as amended. The certificate of designations provides that the affirmative vote or consent of the holders of 66-2/3% of the shares of Series E Preferred Stock actually voting is required for certain amendments of the Issuer's Restated Certificate of Incorporation that would adversely affect the holders of Series E Preferred Stock.

         The holder or holders of shares of the Series E Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer at the Canadian Dollar Equivalent of the Conversion Price in effect at the time of conversion. The shares of Series E Preferred Stock may not be transferred other than to subsidiaries or affiliates of Hollinger Inc. without the consent of the Board of Directors of the Issuer. Any holder of Series E Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the certificate of designations.

         Hollinger Inc. and NBCo have pledged all of their holdings in the Issuer to Canadian Imperial Bank of Commerce ("CIBC") as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn. $10,000,000 operating facility (the "CIBC Facility"). The terms of this pledge are attached hereto as Exhibits 99.20 and 99.28. The CIBC Facility requires compliance by Hollinger Inc. and affiliates with certain financial and other covenants and contains standard default and other provisions. In addition, Hollinger Inc. and NBCo have pledged an aggregate of 13,557,831 shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock and 93,206 shares of Series E Preferred Stock to CIBC (as arranger and administrative agent) as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn.$81,900,000 term, revolving and bridge facility (the "Syndicated Facility"). Additional shares may be subject to the pledge at any time depending on the value of the pledged shares and the exchange rate for Canadian dollars from time to time. The terms of this pledge are attached hereto as Exhibits 99.22 and 99.29. The Syndicated Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions.

         Under the terms of the Syndicated Facility, Hollinger Inc. is required to ensure at all times that CIBC has a first pledge of shares of Class A Common Stock, Class B Common Stock and Series E Preferred Stock having a Market Value (as defined) at least two and a half times greater than the amount Hollinger Inc. has borrowed under the Syndicated Facility.

         A certain registration rights agreement, which is incorporated herein by reference as Exhibit 99.13, was entered into in connection with the above-described pledges in favor of CIBC. This agreement provides for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of 1933, as amended (the "Securities Act"), of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

         On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to retractable common shares; (ii) each retractable share of Hollinger Inc. was changed into one retractable common share of Hollinger Inc.; and (iii) the retractable common shares of Hollinger Inc. were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (then consisting of one common share and 30 Retractable Shares) into one retractable common share of Hollinger Inc. Hollinger Inc. completed an initiative to enable its shareholders to have their investment in Hollinger Inc. more directly aligned with the Class A Common Stock of the Issuer.

         The retractable common shares permit the holder to cause Hollinger Inc. to redeem such shares at any time upon demand, in exchange for a number of shares of Class A Common Stock of the Issuer held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The "Retraction Price" for such shares is an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the "Current Value" on the relevant date divided by the number of retractable common shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. At present, the Retraction Price is equal to approximately 90% of "Current Value" on the relevant date, thus imposing a 10% discount. Upon receipt of a retraction notice, Hollinger Inc. will redeem the appropriate number of its retractable common shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the "Current Class A Market Price" on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Issuer's Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be redeemed. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of the Issuer's Class A Common Stock delivered as a redemption of retractable common shares, including the effectiveness of a registration statement under the Securities Act with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is listed.

         As of July 8, 2002, Hollinger Inc. had outstanding 4,755,979 Exchangeable Non-Voting Preference Shares Series II (the "Series II Preference Shares") that were exchangeable for Class A Common Stock of the Issuer at a fixed exchange rate as described below. As of July 8, 2002, Lord Black directly owned 1,611,039 and Ravelston directly owned 66,963 Series II Preference Shares that were exchangeable for Class A Common Stock. The Series II Preference Shares are "mirror shares", each of which tracks a number of shares of Class A Common Stock of the Issuer equal to the Exchange Number. The Exchange Number is subject to adjustment upon the occurrence of certain events, and is currently equal to
0.46. Each Series II Preference Share entitles the holder to a dividend in an amount equal to the Canadian Dollar Equivalent of the amount of any dividend on the Exchange Number of shares of Class A Common Stock of the Issuer less any U.S. withholding tax thereon payable by Hollinger Inc. or any of its subsidiaries. A holder of Series II Preference Shares is entitled to require Hollinger Inc. to redeem such holder's Series II Preference Shares in consideration for a number of shares of Class A Common Stock for each Series II Preference Share to be redeemed equal to (i) the Exchange Number plus (ii) the quotient obtained when the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares is divided by the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock (a "Retraction"). On receipt of a retraction notice in respect of Series II Preference Shares, Hollinger Inc. is entitled to redeem all or part of such Series II Preferred Shares for a cash payment equal to the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock plus the amount of the declared and unpaid dividends on the Series II Preferred Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares. In the event of a liquidation, dissolution or winding up of Hollinger Inc., the holders of Series II Preference Shares are entitled to (i) the Canadian Dollar Equivalent of the current market price of the Issuer's Class A Common Stock (payable in shares of the Issuer's Class A Common Stock or cash, at the option of Hollinger Inc.) plus (ii) the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares.

         Pursuant to grants under the Issuer's 1994 Stock Option Plan, the 1997 Stock Incentive Plan and the 1999 Stock Incentive Plan, Lord Black has been granted options to purchase a total of 1,745,000 shares of Class A Common Stock of the Issuer of which 803,750 of such shares are presently exercisable by Lord Black or exercisable by him within 60 days of July 8, 2002.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit No.                          Description
-----------                          -----------
   99.1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and Lord Black (individually and on behalf of Conrad Black Capital Corporation).

   99.2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

   99.3 UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

   99.4 UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company and Hollinger International Inc.

   99.5 Amended and Restated First Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

   99.6 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

   99.9 Promissory Note dated September 3, 1997 made by Hollinger Inc. in favor of Hollinger International Inc.

   99.11 Exchange Agreement Providing for the Exchange of Nonvoting Special Shares among 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc. dated September 3, 1997.

   99.13 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

   99.15 Letter agreement dated July 29, 1997, between Hollinger Inc., Hollinger International Inc. and Hollinger Canadian Publishing Holdings Inc.

   99.16 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Toronto Dominion (New York), Inc.

   99.17 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and Scotiabanc Inc.

   99.18 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and First Chicago Hedging Services Corporation.

   99.19 Letter agreement dated September 30, 1998 among Hollinger Inc., Ravelston and NMS Services, Inc.

   99.22 Amended and Restated Master Securities Pledge Agreement made as of June 7, 1999 by each of Hollinger Inc. and 504468 N.B. Inc. to Canadian Imperial Bank of Commerce, as administrative agent.

   99.26 Registration Rights Undertaking dated as of May 31, 2001 among Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company, 3055852 Nova Scotia Company and Canadian Imperial Bank of Commerce.

   99.27 Registration Rights Undertaking dated as of May 31, 2001 among Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company, 3055852 Nova Scotia Company and Canadian Imperial Bank of Commerce to Syndicated facility.

   99.28 Supplement dated as of May 31, 2001 to the Master Securities Pledge Agreement made as of August 10, 1998, by each of Hollinger Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company and 3055852 Nova Scotia Company to Canadian Imperial Bank of Commerce.

   99.29 Supplement dated as of May 31, 2001 to the Amended and Restated Master Securities Pledge Agreement made as of June 7, 2001 by each of Hollinger Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company and 3055852 Nova Scotia Company to Canadian Imperial Bank of Commerce, as administrative agent.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 12, 2002

                                           HOLLINGER INC.

                                           By: /s/ Charles G. Cowan
                                               ---------------------------------
                                                   Charles G. Cowan, Q.C.
                                                   Vice-President and Secretary


                                           THE RAVELSTON CORPORATION LIMITED

                                           By: /s/ Charles G. Cowan
                                               ---------------------------------
                                                   Charles G. Cowan, Q.C.
                                                   Vice-President and Secretary

                                           By: /s/ Conrad M. Black
                                               ---------------------------------
                                                   The Lord Black of
                                                   Crossharbour PC(C), OC, KCSG
                                                   individually and on behalf
                                                   of Conrad Black
                                                   Capital Corporation

                                           Title:  Chairman of Conrad Black
                                                   Capital Corporation

                                  Exhibit Index

  99.1      Joint Filing Agreement dated October 20, 1995 among Hollinger Inc.,   Incorporated by reference from
            The Ravelston Corporation Limited and Lord Black (individually and    Exhibit 1 of Schedule 13D of
            on behalf of Conrad Black Capital Corporation).                       Hollinger Inc., Ravelston and Lord
                                                                                  Black (the "Reporting Persons")
                                                                                  dated as of October 20, 1995 with
                                                                                  respect to their deemed beneficial
                                                                                  ownership of shares of Hollinger
                                                                                  International Inc. (the "Schedule
                                                                                  13D").

  99.2      Share Exchange Agreement dated as of July 19, 1995 between American   Incorporated by reference from
            Publishing Company and Hollinger Inc. (incorporated by reference to   Exhibit 2 of Schedule 13D.
            the definitive proxy statement of the Issuer dated September 28,
            1995).

  99.3      UniMedia Class A Stock Purchase Agreement dated as of April 18,       Incorporated by reference from
            1997 among Hollinger Inc., UniMedia Holding Company and Hollinger     Exhibit 14 of Schedule 13D/A dated
            International Inc.                                                    as of the Reporting Persons dated as
                                                                                  of August 11, 1997 ("Amendment
                                                                                  No. 5").

  99.4      UniMedia Class B Stock Purchase Agreement dated as of April 18,       Incorporated by reference from
            1997 among Hollinger Inc., UniMedia Holding Company and Hollinger     Exhibit 15 of Schedule 13D/A
            International Inc.                                                    Amendment No. 5.

  99.5      Amended and Restated First Exchange Agreement dated as of July 21,    Incorporated by reference from
            1997 among Hollinger Inc., UniMedia and Hollinger International Inc.  Exhibit 16 of Schedule 13D/A
                                                                                  Amendment No. 5.

  99.6      Second Amended and Restated Second Exchange Agreement dated as of     Incorporated by reference from
            July 21, 1997 among Hollinger Inc., UniMedia and Hollinger            Exhibit 17 of Schedule 13D/A
            International Inc.                                                    Amendment No. 5.

  99.9      Promissory Note dated September 3, 1997 made by Hollinger Inc. in     Incorporated by reference from
            favor of Hollinger International Inc.                                 Exhibit 9 of Schedule 13D/A
                                                                                  Amendment No. 6.

  99.11     Exchange Agreement Providing for the Exchange of Nonvoting Special    Incorporated by reference from
            Shares among 3396754 Canada Limited, Hollinger Canadian Publishing    Exhibit 11 of Schedule 13D/A
            Holdings Inc. and Hollinger International Inc. dated September 3,     Amendment No. 6.
            1997.

  99.13     Registration Rights Agreement dated February 29, 1996 among           Incorporated by reference from
            Hollinger Inc., 1159670 Ontario Limited and certain lenders.          Exhibit 8 of Schedule 13D/A
                                                                                  Amendment No.2

  99.15     Letter agreement dated July 29, 1997, between Hollinger Inc.,         Incorporated by reference from
            Hollinger International Inc. and Hollinger Canadian Publishing        Exhibit 11 of Schedule 13D/A
            Holdings Inc.                                                         Amendment No. 6.

  99.16     Letter agreement dated September 30, 1998 among Hollinger Inc.,       Incorporated by reference from
            Ravelston and Toronto Dominion (New York), Inc.                       Exhibit 16 of Schedule 13D/A
                                                                                  Amendment No. 7.

  99.17     Letter agreement dated September 30, 1998 among Hollinger Inc.,       Incorporated by reference from
            Ravelston and Scotiabanc Inc.                                         Exhibit 17 of Schedule 13D/A
                                                                                  Amendment No. 7.

  99.18     Letter agreement dated September 30, 1998 among Hollinger Inc.,       Incorporated by reference from
            Ravelston and First Chicago Hedging Services Corporation.             Exhibit 18 of Schedule 13D/A
                                                                                  Amendment No. 7.

  99.19     Letter agreement dated September 30, 1998 among Hollinger Inc.,       Incorporated by reference from
            Ravelston and NMS Services, Inc.                                      Exhibit 19 of Schedule 13D/A
                                                                                  Amendment No. 7.

  99.22     Amended and Restated Master Securities Pledge Agreement made as of    Incorporated by reference from
            June 7, 1999 by each of Hollinger Inc. and 504468 N.B., Inc. to       Exhibit 22 of Schedule 13D/A
            Canadian Imperial Bank of Commerce, as administrative agent.          Amendment No. 11.

  99.26     Registration Rights Undertaking dated as of May 31, 2001 among        Incorporated by reference from
            Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,       Exhibit 99.26 of Schedule 13D/A
            3055851 Nova Scotia Company, 3055852 Nova Scotia Company and          Amendment No. 13.
            Canadian Imperial Bank of Commerce.

  99.27     Registration Rights Undertaking dated as of May 31, 2001 among        Incorporated by reference from
            Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,       Exhibit 99.27 of Schedule 13D/A
            3055851 Nova Scotia Company, 3055852 Nova Scotia Company and          Amendment No. 13.
            Canadian Imperial Bank of Commerce to Syndicated facility.

  99.28     Supplement dated as of May 31, 2001 to the Master Securities Pledge   Incorporated by reference from
            Agreement made as of August 10, 1998, by each of Hollinger Inc.,      Exhibit 99.28 of Schedule 13D/A
            504468 N.B. Inc., 3055851 Nova Scotia Company and 3055852 Nova        Amendment No. 13.
            Scotia Company to Canadian Imperial Bank of Commerce.

  99.29     Supplement dated as of May 31, 2001 to the Amended and Restated       Incorporated by reference from
            Master Securities Pledge Agreement made as of June 7, 2001 by each    Exhibit 99.29 of Schedule 13D/A
            of Hollinger Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company      Amendment No. 13.
            and 3055852 Nova Scotia Company to Canadian Imperial Bank of
            Commerce, as administrative agent.